Rio de Janeiro, March 27, 2017.

BM&FBovespa S.A. – Brazilian Securities, Commodities and Futures Exchange (Bolsa de Valores, Mercadorias e Futuros)

Attn:   Nelson Barroso Ortega

            Superintendence of Corporate Monitoring

c/c.:

CVM – Brazilian Securities and Exchange Commision (Comissão de Valores Mobiliários)

Attn.:  Mr. Fernando Soares Vieira – Superintendent of Corporate Relations

            Mr. Francisco José Bastos Santos – Superintendent of Market and Intermediary Relations

Re.: Official Letter 449/2017-SAE/GAE 2

Request for clarificiations about News published in the press

Dear Sirs,

In response to Official Letter 449/2017-SAE/GAE 2 sent by BM&FBovespa S.A. – Brazilian Securities, Commodities and Futures Exchange (Bolsa de Valores, Mercadorias e Futuros) (“Official Letter”), which requests that Oi S.A. – In Judicial Reorganization (“Oi” or “Company”) make clarifications with respect to the news published by Agência Estado – Broadcast on March 23, 2017, as transcribed below, the Company clarifies the following:

“March 24, 2017

449/2017-SAE/GAE 2

OI S.A. - IN JUDICIAL REORGANIZATION

Rua Humberto de Campos, 425 – 8th floor

Rio de Janeiro - CEP 22430-190

State of Rio de Janeiro                                                                                                                         www.oi.com.br

Attn. Mr. Ricardo Malavazi Martins

Investor Relations Officer

Re.: Request for clarifications about the News published in the press.

Dear Sirs,

The news published by Agência Estado - Broadcast, on March 23, 2017, states that, among other information presented:

Oi’s president, Marco Schroeder, believes that the company will once again have a positive balance sheet by the fourth quarter of this year;

with respect to cash generation, the forecast is that it will be between R$1.7 billion and R$2 billion per year after approval of the plan;

We did not identify this information in the documents sent by the company through the Empresas.NET system. If this is not the case, please provide the document and the pages containing this information and the date and time when they were sent.

We note that the company should disclose periodic and ongoing information, as well as other information that would be of interest to the market, through the Empresas.NET system, ensuring full and immediate disclosure and fair treatment to investors and other market participants.

That said, we request clarification on the items discussed above, confirming or denying, as well as providing other information deemed important, by March 27, 2017, subject to the provisions of the sole paragraph of Article 6 of CVM Instruction No 358/02.

The company’s response shall be made through the IPE System, Category: Material Fact or Category: Notice to the Market, Type: Clarifications on CVM/BOVESPA consultations, followed by Subject: News published in the media, which will result in the simultaneous transmission of the filing to the BM&FBOVESPA and the CVM. The option to respond through a Material Fact does not preclude the CVM from possibly establishing liability for an untimely disclosure, pursuant to CVM Instruction No. 358/02.

We emphasize the obligation under the sole paragraph of Article 4 of CVM Instruction No. 358/02 to request information from the directors and controlling shareholders of the company to determine whether they have knowledge of information that should be disclosed to the market.

The content of the above inquiry must be transcribed before the company’s response in the file to be sent.

Rua Humberto de Campos, 425 – 8th floor

Rio de Janeiro - CEP 22430-190

State of Rio de Janeiro                                                                                                                         www.oi.com.br

This request falls under the Cooperation Agreement signed by the CVM and BM&FBOVESPA on December 13, 2011, and non-compliance may subject the company to the possible application of fines by the Superintendence of Corporate  Relations (Superintendência de Relações com Empresas—SEP) of the CVM, respecting the provisions of CVM Instruction No. 452/07.

Sincerely,

March 23, 2017 5:36:12 p.m. - AE NEWS

OI/SCHROEDER: OI MAY ONCE AGAIN HAVE A POSITIVE BALANCE SHEET BY THE FOURTH QUARTER OF THIS YEAR.

Rio, March 23, 2017 – Oi’s president, Marco Schroeder, believes that the company will once again have a positive balance sheet by the fourth quarter of this year. This last time this occurred was the second quarter of 2015, when it reported a profit of R$671 million.

“By the time the company is deleveraged, with the approval of the plan, it must return to profitability,” affirmed the executive. The estimate is that the meeting of creditors to evaluate the proposal occurs at the end of the second quarter or beginning of the third quarter.

“As soon as the plan is approved, Oi’s balance sheet will change. From there I can consider debt reduction, for example,” he said.

With respect to cash generation, the forecast is for R$1.7 billion to R$2 billion per year after approval of the plan. Oi recorded an increase of R$708 million in cash in the fourth quarter, closing 2016 with a cash position of R$7.8 billion.

In the third quarter of 2016, Oi recorded an increase of R$ 2 billion in cash, with specific effects on the request for judicial reorganization. “By the fourth quarter it returned to normal, closer to reality,” he said.

With respect to the company’s investments, he said that the figures should maintain the growth trajectory in 2017. Last year, Capex grew 17.7% from 2015. “We do not have a target, but it’s higher than the one for 2016,” he said.

The Court’s deadline for Oi to avoid entering into judicial executions is May. “The judge, understanding that the case is moving forward, tends to look favorably on an extension, but that is up to him to decide,” he said. (Mariana Sallowicz - mariana.sallowicz@estadao.com)”

Rua Humberto de Campos, 425 – 8th floor

Rio de Janeiro - CEP 22430-190

State of Rio de Janeiro                                                                                                                         www.oi.com.br

Oi clarifies that the comments that the news mention have been made in the context of the disclosure of the results of 2016, where the Company’s Chief Exectutive Officer, when questioned by the reporter, only alluded to an impact of the hypothetical scenario in which the Judicial Reorganization Plan is approved by the Creditors’ Meeting, as the timely renegotiation of the Oi Companies’ debts and the consequent deleveraging may result in an improvement in the Company’s balance sheet by the end of 2017.

In addition, with respect to cash, the Chief Executive Officer referred to the operating cash flow Oi generated in 2016, calculated by the difference between EBITDA and the Company’s capital expenditures during that period, to evaluate the effects of a possible approval of the Judicial Reorganization Plan by the Creditors’ Meeting concerning the Company’s cash generation potential.

Notwithstanding the foregoing, although the Company is convinced of the merits of the proposal disclosed to the Creditors, the shareholders and the market in general, it is not yet known when or in what final terms an approval may be obtained at the Creditors’ Meeting, which is why the information in the report should not be interpreted as a projection or estimate of the judicial reorganization.

Oi makes itself available for further clarification.

Sincerely,

Oi S.A. – In Judicial Reorganization

Ricardo Malavazi Martins

Chief Financial Officer and Investor Relations Officer

Rua Humberto de Campos, 425 – 8th floor

Rio de Janeiro - CEP 22430-190

State of Rio de Janeiro                                                                                                                         www.oi.com.br